Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

October […], 2013

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”) Securities Act Registration No: 333-62298 Investment Company Registration No: 811-10401 Smead Value Fund (S000020215)

Dear Mr. John Grzeskiewicz:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comment of October 11, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 397 to its registration statement, filed on behalf of its series, Smead Value Fund (the “Fund”).  PEA No. 397 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 30, 2013 for the purpose of updating the registration for the Class A share class of the Fund.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comment, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s response to your comment is as follows:

Staff Comment:  The Staff notes that Section 5 of the Amended and Restated Operating Expense Limitation Agreement (the “Agreement”) between the Trust, on behalf of the Fund, and Smead Capital Management, Inc., filed as an exhibit to the Trust’s registration statement with Post-Effective Amendment No. 164 on December 1, 2009, contains the following provision concerning termination of the Agreement: “This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.” (emphasis added)  The Staff takes exception with the portion of this statement indicating that the Board’s consent will not be reasonably withheld, noting that, pursuant to the requirements of Form N-1A, a fund may not reflect in the Fees and Expenses of the Fund table in its prospectus an fee waiver/expense reimbursement arrangement in any period during which the arrangement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser).

Response:  The Trust respectfully disagrees with the Staff’s comment.  Instruction 3(e) to Item 3 of Form N1A requires that captions in the Fees and Expenses of the Fund table showing fee waivers and/or expense reimbursements and total annual fund operating expenses after fee waiver and/or expense reimbursements should be accompanied by the expected termination date of the arrangement and a description of who can terminate the arrangement and under what circumstances.  The adopting release for these requirements under Form N-1A1 (the “Adopting Release”) further provides that a fund may not include these additional captions if the expense reimbursement or fee waiver arrangement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.

The Fees and Expenses of the Fund table for the Smead Value Fund includes the captions permitted by Instruction 3(e) to Item 3 of Form N-1A.  The Board of Trustees of the Trust has continued the Agreement for such terms as necessary to ensure that the term of the Agreement is as least as long as the one-year period covered by the current prospectus for the Fund.  The Trust respectfully notes that Section 5 of the Agreement does not give the investment adviser unilateral authority to terminate the agreement, as any request by the investment adviser can only be granted by an action of the Board of Trustees.  In addition, the Adopting Release does not prohibit termination of an arrangement disclosed pursuant to Instruction 3(e) to Item 3 prior to the one-year term of the prospectus, but instead indicates that in the event an arrangement is terminated, a fund would be expected to supplement its prospectus to inform shareholders and to eliminate the captions from the Fees and Expenses of the Fund table.  Section 5 of the Agreement provides that the only means of terminating the Agreement is by Board consent, and does not allow the Fund’s adviser to take any sort of unilateral action.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

1 Enhanced Disclosure and New Prospectus Delivery Option For Registered Open-End Management Investment Companies, Release No. 33-8998 (January 13, 2009).